1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 20, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

RESOLUTIONS PASSED AT
THE SPECIAL GENERAL MEETING
ON 14 OCTOBER 2005

The SGM of the Company was held on 14 October 2005. All the resolutions, namely in relation to certain amendments to the Articles of Association of the Company and in relation to the appointment of Mr. Poon Yiu Kin as an independent non-executive director of the Company with effect from the conclusion of the SGM, were duly passed at the SGM.

RESOLUTIONS AT THE SGM

Reference is made to the notice of special general meeting of Aluminum Corporation of China Limited (the "Company") dated 22 August 2005 (the "Notice of SGM") to convene the special general meeting of the Company to be held on 14 October 2005 (the "SGM").

It was passed at the SGM as a special resolution that the second paragraph of Article 21 of the Articles of Association of the Company be amended following the change of title of 709,73,136 domestic shares of RMB1.00 each in the issued share capital of the Company held by China Cinda Asset Management Corporation into shares held by China Construction Bank Corporation.

It was also passed at the SGM as an ordinary resolution the appointment of Mr. Poon Yiu Kin as an independent non-executive director of the Company in place of Mr. Chiu Chi Cheong Clifton with effect from the conclusion of the SGM.

RESIGNATION OF MR. CHIU CHI CHEONG CLIFTON

The board of directors of the Company (the "Board") announces that due to personal reasons, Mr. Chiu Chi Cheong Clifton resigned as an independent non-executive director of the Company with effect from the conclusion of the SGM. Mr. Chiu has confirmed that there is no disagreement with the Board. Mr. Chiu ceased to be a member of the audit committee of the Company with effect from the same time. Saved as disclosed above, there is no other matter that needs to be brought to the attention of The Stock Exchange of Hong Kong Limited or the shareholders of the Company in relation to his resignation.

The Board wishes to express its gratitude and appreciation for the valuable contributions of Mr. Chiu to the Company during his term of office.

APPOINTMENT OF MR. POON YIU KIN

Mr. Poon Yiu Kin, aged 45, is formerly a managing director of Merrill Lynch (Asia Pacific) Ltd. Mr. Poon joined Merrill Lynch in 1987. Until his recent retirement in January 2005, Mr. Poon held various positions including co-head of corporate finance and head of debt capital markets for the Asia Pacific region, and head of corporate finance for Europe, the Middle East and Africa in Merrill Lynch. Mr. Poon is currently Adjunct Professor of Peking University, of Taiwan Chengchi University and of The Chinese University of Hong Kong. He is also a member of the Executive Management Committee and Honorary Treasurer of the English Schools Foundation. Mr. Poon is a member of the Advisory Committee of The Securities and Futures Commission of Hong Kong and of the Joint Committee on Student Finance under the Education and Manpower Bureau. He is also an independent non-executive director and member of the auditor committee of Yue Yuen Industrial (Holding) Limited. He holds a Master degree in Business Administration from the London Business School and a Bachelor degree in Business Administration from The Chinese University of Hong Kong.

Mr. Poon does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The appointment of Mr. Poon will commence at the conclusion of the SGM. He will enter into a service contract with the Company and the length of service will be for three years. The annual remuneration of Mr. Poon will be RMB200,000. Save as disclosed above, there are no other matters regarding Mr. Poon that, in the Company's opinion, is required to be brought to the attention of its shareholders. The Board wishes to express its warm welcome to Mr. Poon on his appointment

GENERAL

As at the date of this notice, the Board comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Joseph C. Muscari, Mr. Shi Chungui (non-executive Directors) and Mr. Poon Yiu Kin, Mr. Wang Dianzuo and Mr. Kang Yi (independent non-executive Directors).

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

Hong Kong, 14 October 2005

* For identification only.

About the Company
Our contact information of this release is:

*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary